UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
______________________________________________

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2011

Commission File Number ________________

Novogen Limited
(Translation of registrant’s name into English)

140 Wicks Road, North Ryde, NSW, Australia
(Address of principal executive office)
___________________________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(l): ☐

Note: Regulation S-T Rule 101 (b)( I) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule lO1(b)(7): ☐

Note: Regulation S-T Rule l01(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule l2g3-2(b) under the Securities Exchange Act of 1934. Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Novogen Limited
(Registrant)
/s/  Ron Erratt
Ronald Lea Erratt
Company Secretary
Date 27 October, 2011

ASX & MEDIA RELEASE
27 OCTOBER, 2011

MARSHALL EDWARDS AND AUSIO PHARMACEUTICALS ANNOUNCE EXCLUSIVE LICENCE AGREEMENT

Novogen Limited’s subsidiary, Marshall Edwards, Inc., (NASDAQ: MSHL) together with Ausio Pharmaceuticals, LLC has made the following announcement.

San Diego and Cincinnati – 27 October, 2011 – Marshall Edwards, Inc. (Nasdaq: MSHL), an oncology company focused on the clinical development of novel therapeutics targeting cancer metabolism, and Ausio Pharmaceuticals, LLC, a biopharmaceutical company focused on the development of safe and effective medicines for the aging population, announced today the signing of an exclusive, royalty-bearing licence agreement.

The agreement gives Ausio exclusive, worldwide rights under certain Marshall Edwards patents to develop, manufacture and sell products utilising the isoflavone metabolite known as equol for non-oncology applications.  In exchange, Marshall Edwards is entitled to receive royalty payments on sales of any potential Ausio products that contain equol.  In addition, the agreement gives Marshall Edwards a royalty-free licence to certain issued manufacturing-related intellectual property owned by Ausio.  Further terms of the agreement were not disclosed.

“We are very pleased to enter into this licencing agreement with Ausio, our first since completing the acquisition of our isoflavone-based intellectual property portfolio earlier this year,” said Daniel P Gold, PhD, President and Chief Executive Officer of Marshall Edwards. “This agreement demonstrates our commitment to maximising the value of these assets while maintaining our focus on the clinical development of our two current lead oncology drug candidates, ME-143 and ME-344.”

“This exclusive licence to Marshall Edward’s worldwide patents claiming the composition and therapeutic uses of equol further strengthens our global patent portfolio for S- and R-equol,” said Richard L Jackson, PhD, President and Chief Executive Officer of Ausio Pharmaceuticals. “S-equol, the S enantiomer of equol, is a first-in-class, non-hormonal, non-steroidal estrogen receptor β agonist that is in Phase 2 clinical development for the treatment of vasomotor symptoms in postmenopausal women and benign prostatic hyperplasia in men, and for various topical uses.”

About Ausio Pharmaceuticals

Ausio Pharmaceuticals, LLC, is a private biotechnology development company focused on the advancement of safe and effective medicines for the aging population.  Ausio was founded in 2006 by Richard Jackson, PhD. based on technologies licensed from the Australian Health and Nutrition Association and Cincinnati Children’s Hospital Medical Center.  The Company has garnered a strong patent position for its lead compound, AUS 131 (also referred to as S-equol).  It has rapidly developed AUS-131 by working with excellent service providers.  Ausio’s strategic goal is to collaborate with international pharmaceutical partners for AUS-131 in the US and other markets worldwide.  For further information on Ausio, please visit the Company’s website at www.ausiopharma.com.

About Marshall Edwards

Marshall Edwards, Inc. (Nasdaq: MSHL) is a San Diego-based oncology company focused on the clinical development of novel anti-cancer therapeutics.  The company’s lead programs focus on two families of small molecules that result in the inhibition of tumour cell metabolism.  The first and most advanced is a NADH oxidase inhibitor program that includes lead candidate ME-143.  The second is a mitochondrial inhibitor program that includes lead candidate ME-344. The company initiated a Phase I clinical trial of intravenous ME-143 in September 2011 and expects to submit an IND application for ME-344 by the first quarter of 2012.  For more information, please visit www.marshalledwardsinc.com.

About Novogen Limited

Novogen Limited (ASX: NRT  Nasdaq: NVGN) is an Australian biotechnology company based in Sydney, Australia.  Novogen conducts research and development on oncology therapeutics through its subsidiary, Marshall Edwards, Inc., and is developing glucan technology through its subsidiary, Glycotex, Inc.  More information on the Novogen group of companies can be found at www.novogen.com.